UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

______________________________

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of    ☒  Form 20-F    ☐  Form 40-F

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: April 28, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENTS
(1) RESOLUTIONS PASSED BY THE BOARD

(2) RESOLUTIONS PASSED BY THE SUPERVISORY COMMITTEE AND

(3) ISSUANCE OF SUPER SHORT-TERM COMMERCIAL PAPER

These overseas regulatory announcements are made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board warrant that the information set out in these announcements is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, these announcements.

Resolutions Passed by the Board

Pursuant to the articles of association (the “Articles”) and the rules for the meeting of the board of directors (《董事會議事規則》) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong, the chairman of the Company, the 2016 third regular meeting (the “Board Meeting”) of the board of directors (the “Board”) of the Company was held on 28 April 2016 at the meeting room on 3/F of Building Zero of the Company.

Mr. Liu Shaoyong, the chairman of the Company; Mr. Ma Xulun, the vice chairman of the Company; Mr. Xu Zhao, Mr. Gu Jiadan and Mr. Tang Bing, directors of the Company (the “Directors”), were present at the Board Meeting. Mr. Li Yangmin and Mr. Tian Liuwen, Directors; and Mr. Ji Weidong, Mr. Li Ruoshan, Mr. Ma Weihua and Mr. Shao Ruiqing, independent non-executive Directors, attended the Board Meeting through conference call.

The Directors present at the Board Meeting confirmed that they had received the notice and materials in respect of the Board Meeting before it was held.

Mr. Xi Sheng, Mr. Ba Shengji, Mr. Feng Jinxiong and Mr. Xu Haihua, supervisors of the Company, as well as certain senior management personnel of the Company also attended the Board Meeting.

The number of Directors present at the Board Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the Articles. As such, the Board Meeting was legally and validly convened and held.

The Board Meeting was chaired by the chairman of the Company, Mr. Liu Shaoyong. The Directors present at the Board Meeting considered and unanimously passed the following resolutions:

I.	Considered and approved the “First Quarterly Financial Statements of the Company for the year 2016”.

II.	Considered and approved the “Resolution for the Increase of Guarantee Limit provided by the Company to Eastern Air Overseas (Hong Kong) Corporation Limited” and decided to submit the same to the forthcoming general meeting of the Company for consideration.

1.	Agreed to submit to the general meeting of the Company to consider and approve the increase of the guarantee limit provided by the Company to its wholly-owned subsidiary, Eastern Air Overseas (Hong Kong) Corporation Limited* (東航海外（香港）有限公司) (“Eastern Air Overseas”) from RMB12 billion to RMB24 billion. The term of the guarantee is the same as the terms of bonds, loans and trade financing etc. of Eastern Air Overseas, and will not exceed a maximum of 10 years;

2.	Agreed to submit to the general meeting of the Company to consider the provision of guarantee by the Company to Eastern Air Overseas and to authorize the Board to determine the specific projects within the maximum guarantee amount of RMB24 billion, and to further authorize the chairman and/or vice chairman of the Company to determine and sign the relevant legal agreement(s).

For details, please refer to the announcement published by the Company in China Securities Journal and Shanghai Securities News and on the website of Shanghai Stock Exchange (www.sse.com.cn) on 29 April 2016.

III.	Considered and approved the “Resolution for the Introduction of the New-generation Wide-body Aircraft and Enhancement of the Fleet Structure of Wide-body Aircraft”.

1.	Agreed that the Company will introduce twenty A350-900 aircraft (including engines), and the president of the Company will be authorized for implementation.

2.	Agreed that the Company will introduce fifteen B787-9 aircraft (including engines), and the president of the Company will be authorized for implementation; agreed that the president be authorized to select and determine the engine model under such transaction, and the result should be filed with the Board upon determination.

3.	Agreed that the Company will dispose six B767 series aircraft and further enhance the fleet structure of wide-body aircraft, and the president of the Company will be authorized for implementation.

For details, please refer to the announcement published by the Company in China Securities Journal and Shanghai Securities News and on the website of Shanghai Stock Exchange (www.sse.com.cn) on 29 April 2016.

IV.	Considered and approved the “Resolution for the Election of the Directors of the Eighth Session of the Board” and decided to submit the same to the forthcoming general meeting of the Company for consideration.

Agreed to nominate Mr. Liu Shaoyong, Mr. Ma Xulun, Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Li Yangmin, Mr. Tang Bing and Mr. Tian Liuwen as candidates for Directors of the eighth session of the Board of the Company (see Annex 1 to this announcement for the biography of the candidates for Directors) and nominate Mr. Li Ruoshan, Mr. Ma Weihua, Mr. Shao Ruiqing and Mr. Cai Hong Ping as candidates for the independent non-executive Directors of the eighth session of the Board of the Company (see Annex 2 to this announcement for the biography of the candidates for independent non-executive Directors).

V.	Considered and approved the “Resolution for the Adjustment of the Allowance Standards for Independent Non-Executive Directors” and decided to submit the same to the forthcoming general meeting of the Company for consideration.

Agreed that the allowance for the independent non-executive Directors of the Company be raised from RMB120,000 per annum (before tax) for each person to RMB200,000 (before tax) per annum for each person.

Mr. Ji Weidong, Mr. Li Ruoshan, Mr. Ma Weihua and Mr. Shao Ruiqing, all being independent non-executive Directors, have abstained from voting.

VI.	Considered and approved the “2016 First Quarterly Report of the Company”.

VII.	Considered and approved the “Resolution in respect of the Entry of the Company into the 2016 Aircraft Finance Lease Framework Agreements with CES Lease Company”.

Agreed to the entry of the Company into the 2016 Aircraft Finance Lease Framework Agreement with CES International Financial Leasing Corporation Limited* (東航國際融 資租賃有限公司) (“CES Lease Company”), as well as the transactions thereunder and the proposed annual cap for the financial year ending 31 December 2016, and decided to submit the same to the forthcoming general meeting of the Company for consideration.

This resolution is related to a connected transaction. As Mr. Liu Shaoyong, Mr. Xu Zhao and Mr. Gu Jiadan, all being Directors, are interested in this connected transaction, they have abstained from voting in relation thereto.

The Directors present at the Board Meeting (including independent non-executive Directors) were of the view that the resolution on this connected transaction was on normal commercial terms, in the interests of the Company and its shareholders as a whole and fair and reasonable as far as the shareholders of the Company were concerned.

For details, please refer to the announcement published by the Company in China Securities Journal and Shanghai Securities News and on the website of Shanghai Stock Exchange (www.sse.com.cn) on 29 April 2016.

VIII.	Considered and approved the “Resolution in respect of the entry of the Company into the 2017–2019 Aircraft Finance Lease Framework Agreement with CES Lease Company”.

Agreed to the entry of the Company into the 2017–2019 Aircraft Finance Lease Framework Agreement with CES Lease Company, as well as the transactions thereunder and the proposed annual caps for the three financial years ending 31 December 2017, 2018 and 2019, and decided to submit the same to the forthcoming general meeting of the Company for consideration.

This resolution is related to a connected transaction. As Mr. Liu Shaoyong, Mr. Xu Zhao and Mr. Gu Jiadan, all being Directors, are interested in this connected transaction, they have abstained from voting in relation thereto.

The Directors present at the Board Meeting (including independent non-executive Directors) were of the view that the resolution on this connected transaction was on normal commercial terms, in the interests of the Company and all of its shareholders as a whole and fair and reasonable as far as the shareholders of the Company were concerned.

For details, please refer to the announcement published by the Company in China Securities Journal and Shanghai Securities News and on the website of Shanghai Stock Exchange (www.sse.com.cn) on 29 April 2016.

IX.	Considered and approved the “Resolution for the Amendments to the Article relating to Profit Distribution in the Articles of Association” and decided to submit the same to the forthcoming general meeting of the Company for consideration.

Agreed to amend the article relating to profit distribution in the Articles of Association by replacing the description of parent company with the description of consolidated financial statements (for details of the amendments, please refer to Annex 3 to this announcement).

For details, please refer to the announcement published by the Company in China Securities Journal and Shanghai Securities News and on the website of Shanghai Stock Exchange (www.sse.com.cn) on 29 April 2016.

X.	Considered and approved the resolution for the amendments to certain rules and procedures of the Company, including the Work Procedures of Independent Directors.

Agreed on the amendments to certain clauses of the Work Procedures of Independent Directors, Work Procedures of Board Secretary, Articles of Association of the Audit and Risk Management Committee of the Board and Articles of Association of the Planning and Development Committee of the Board.

XI.	Considered and approved the “Resolution for the Entry of CEA Research Center into the Services Framework Agreement with Eastern Air Industrial Investment”.

Agreed to the entry of China Eastern Airlines Technology Application Research Center Co., Ltd.* (東航技術應用研發中心有限公司) ( “CEA Research Center”) into the services framework agreement with Eastern Air Industrial Investment Group Co., Ltd.* (東航實業集團有限公司) (“Eastern Air Industrial Investment”), pursuant to which Eastern Air Industrial Investment and its subsidiaries will provide property management services, accommodation and catering services and ground transportation services to CEA Research Center; authorized the president of the Company for implementation.

This resolution is related to a connected transaction. As Mr. Liu Shaoyong, Mr. Xu Zhao and Mr. Gu Jiadan, all being Directors, are interested in this connected transaction, they have abstained from voting in relation thereto. The Directors present at the Board Meeting (including independent non-executive Directors) were of the view that the resolution on this connected transaction was on normal commercial terms, in the interests of the Company and all of its shareholders as a whole and fair and reasonable as far as the shareholders of the Company were concerned.

For details, please refer to the announcement published by the Company in China Securities Journal and Shanghai Securities News and on the website of Shanghai Stock Exchange (www.sse.com.cn) on 29 April 2016.

Resolutions Passed by the Supervisory Committee

Pursuant to the requirements under the Articles and the rules of meeting of the supervisory committee (《監事會議事規則》) of the Company and as convened by Mr. Yu Faming, the chairman of the supervisory committee of the Company (the “Supervisory Committee”), the fourteenth meeting (the “Supervisory Committee Meeting”) of the seventh session of the Supervisory Committee was held by way of written communication on 28 April 2016.

Mr. Yu Faming, the chairman of the Supervisory Committee, together with Mr. Xi Sheng, Mr. Ba Shengji, Mr. Feng Jinxiong and Mr. Xu Haihua, the supervisors of the Company (the “Supervisor(s)”), were present at the Supervisory Committee Meeting. The Supervisors present at the Supervisory Committee Meeting confirmed that they had received the notice and materials in respect of the Supervisory Committee Meeting before it was held.

The Supervisors present at the Supervisory Committee Meeting satisfied the quorum requirement under the Company Law of the People’s Republic of China and the Articles. As such, the Supervisory Committee Meeting was legally and validly convened and held.

The Supervisory Committee Meeting was chaired by Mr. Yu Faming, the chairman of the Supervisory Committee. The Supervisors present at the Supervisory Committee Meeting discussed and passed the following resolutions:

1.	Considered and approved the resolution for the nomination of candidates for the eighth session of the Supervisory Committee of the Company, agreed to nominate Mr. Xi Sheng, Mr. Ba Shengji and Mr. Jia Shaojun as candidates for the shareholder representative supervisors for the eighth session of the Supervisory Committee (see Annex 4 for the biography of the candidates for shareholder representative supervisors) and decided to submit such nominations to the forthcoming general meeting of the Company for consideration.

2.	Agreed to the “First Quarterly Financial Statements of the Company for the year 2016” as considered and approved by the Board, which was considered by the Supervisory Committee to have truly reflected the financial position and operating results of the Company for the reporting period and was objective and fair.

3.	Agreed to the “Resolution for the Increase of Guarantee Limit provided by the Company for Eastern Air Overseas (Hong Kong) Corporation Limited” as considered and approved by the Board.

4.	Agreed to the “Resolution in respect of the Company’s Entry into of the 2016 Aircraft Finance Lease Framework Agreement with CES Lease Company” as considered and approved by the Board.

5.	Agreed to the “Resolution in respect of the Company’s Entry into of the 2017–2019 Aircraft Finance Lease Framework Agreement with CES Lease Company” as considered and approved by the Board.

6.	Agreed to the “Resolution for the Entry of CEA Research Center into the Services Framework Agreement with Eastern Air Industrial Investment” as considered and approved by the Board.

7.	Agreed to the “2016 First Quarterly Report of the Company” as considered and approved by the Board.

Pursuant to the requirement of section 68 of the Securities Act of the People’s Republic of China, the Supervisory Committee reviewed the 2016 First Quarterly Report of the Company and expressed the following opinions:

1.	The preparation and review process of the 2016 First Quarterly Report of the Company are in compliance with laws and regulations, the Articles and all relevant regulations of the internal management system of the Company;

2.	The form and substance of the 2016 First Quarterly Report of the Company are in compliance with all provisions stipulated by the China Securities Regulatory Commission and the Shanghai Stock Exchange, and the information contained thereunder truly reflects the financial position and operational management etc. of the Company in all respects for the reporting period;

3.	Before the issue of this opinion by the Supervisory Committee, no breach of confidentiality by any person involved in the preparation and review of the 2016 First Quarterly Report was discovered.

Issuance of Super Short-term Commercial Paper

On 25 March 2016, the Company received the Notice of Acceptance of Registration (Zhong Shi Xie Zhu 2016 No. SCP64) issued by the National Association of Financial Market Institutional Investors (the “Association”) to allow the Company to issue super short-term commercial papers with a total registered amount of RMB20 billion. The registration amount is valid for a term of two years from the date of issue of the notice. The super short-term commercial papers may be issued in tranches within the effective term of registration.

The Company completed the issuance of the 2016 eighth tranche of super short-term commercial papers (the “2016 Eighth Tranche SCP”) within the aforesaid registration amount on 27 April 2016. The issuance amount of the 2016 Eighth Tranche SCP was RMB3.0 billion with a maturity of 180 days whereas the nominal value was RMB100 per unit and the annual interest rate was 2.70%.

Bank of Shanghai Co., Ltd. and China Construction Bank Corporation, acting as the joint lead underwriters, formed an underwriting syndicate for the 2016 Eighth Tranche SCP. The 2016 Eighth Tranche SCP will be issued to institutional investors in public in the PRC interbank debenture market by way of book-building and centralised placing. The proceeds from the 2016 Eighth Tranche SCP will be used principally to re-finance bank loans of the Company and to improve the debt structure of the Company. The relevant documents in respect of the 2016 Eighth Tranche SCP are available at the websites of China Money (www.chinamoney.com.cn) and Shanghai Clearing House (www.shclearing.com).

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Joint Company Secretary Shanghai, the People’s Republic of China 28 April 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director) and Shao Ruiqing (Independent non-executive Director).

*	for identification purpose only

Annex 1

Biography of Mr. Liu Shaoyong

Mr. Liu Shaoyong, aged 58, male, is currently the Chairman of the Company and president of China Eastern Air Holding Company* (中國東方航空集團公司) ( “CEA Holding”). Mr. Liu joined the civil aviation industry in 1978 and was appointed as vice president of China General Aviation Corporation, deputy director of Shanxi Provincial Civil Aviation Administration of the PRC, general manager of the Shanxi Branch of the Company, and director general of Flight Standard Department of CAAC. Mr. Liu served as President of the Company from December 2000 to October 2002, vice minister of the CAAC from October 2002 to August 2004, president of China Southern Air Holding Company from August 2004 to December 2008, chairman of China Southern Airlines Co., Ltd. from November 2004 to December 2008. In December 2008, Mr. Liu was appointed as president of CEA Holding, and became the Chairman of the Company since February 2009. Mr. Liu is also currently the board member of International Air Transport Association and the board member of Association for Relations Across the Taiwan Straits. Mr. Liu graduated from the China Civil Aviation Flight College and obtained an Executive Master of Business Administration degree from Tsinghua University. Mr. Liu holds the title of commanding pilot.

Biography of Mr. Ma Xulun

Mr. Ma Xulun, aged 51, male, is currently the vice chairman, president and deputy party secretary of the Company, and party secretary of CEA Holding. Mr. Ma was previously vice president of China Commodities Storing and Transportation Corporation, deputy director general of the Finance Department of the CAAC and vice president of Air China International Corporation Limited. In 2002, after the restructuring of civil aviation industry he was appointed as vice president of general affairs of Air China International Corporation Limited. Mr. Ma served as president and deputy party secretary of Air China International Corporation Limited from September 2004 to January 2007. Mr. Ma became a party member of China National Aviation Holding Company from December 2004 to December 2008, and deputy general manager of China National Aviation Holding Company from January 2007 to December 2008. In December 2008, Mr. Ma was appointed as president and deputy party secretary of the Company and deputy party secretary of CEA Holding. Since February 2009, Mr. Ma has become a Director of the Company. Mr. Ma served as party secretary of CEA Holding and vice chairman of the Company with effect from November 2011. Mr. Ma is also currently the deputy director-general of Association of Shanghai Listed Companies. Mr. Ma graduated from Shanxi University of Finance and Economics and Huazhong University of Science and Technology. Mr. Ma holds a master’s degree and is a PRC certified accountant.

Biography of Mr. Xu Zhao

Mr. Xu Zhao, aged 47, male, is currently a Director of the Company, and the chief accountant of CEA Holding. Mr. Xu served as engineer and accountant of Dongfeng Motor Group Company Limited, manager of the finance department of Shanghai Yanhua High Technology Limited Company, and chief financial officer of Shaanxi Heavy Duty Automobile Co., Limited. Since November 2006, Mr. Xu has served as the chief accountant of CEA Holding. He was a Supervisor of the Company from June 2007 to November 2011. He has served as a Director of the Company since June 2012. Mr. Xu graduated from Chongqing University, majoring in moulding, and The Chinese University of Hong Kong, majoring in accounting, and holds a master’s degree. Mr. Xu is qualified as an engineer and an accountant, and is a certified public accountant in the PRC.

Biography of Mr. Gu Jiadan

Mr. Gu Jiadan, aged 59, male, is currently a Director of the Company, and vice president and a party member of CEA Holding. Mr. Gu was the assistant to president, and the general manager of the commerce department and the party secretary of Shanghai Airlines Co., Ltd (上海航空股份有限公司). From May 2005 to August 2009, he was a party member and vice president of Shanghai Airlines Co., Ltd. From August 2009 to January 2010, he was the acting president of Shanghai Airlines Co., Ltd. From January 2010 to July 2011, he was vice president and a party member of CEA Holding and the party secretary of Shanghai Airlines. Since July 2011, Mr. Gu has served as the vice president and a party member of CEA Holding. He was appointed as a Director of the Company with effect from June 2012. Mr. Gu holds a master’s degree and is a senior economist.

Biography of Mr. Li Yangmin

Mr. Li Yangmin, aged 52, male, is currently a Director, party secretary and vice president of the Company, and a party member of CEA Holding. Mr. Li joined the civil aviation industry in 1985. He was previously deputy general manager of the aircraft maintenance base and the manager of air route department (航線部) of Northwest Company (西北航空公司), general manager of the aircraft maintenance base of China Eastern Air Northwest Branch Company and vice president of China Eastern Air Northwest Branch Company. Since October 2005, he has also been a vice president of the Company. He served as Safety Director of the Company from July 2010 to December 2012. He has become a party member of CEA Holding since May 2011. He was appointed the party secretary and Director of the Company with effect from June 2011. He served as the chairman of China Cargo Airlines Co., Ltd. from February 2012 to January 2013. Mr. Li also served as a director of Travelsky Technology Limited. Mr. Li graduated from the Civil Aviation University of China and Northwestern Polytechnical University with master’s degrees and obtained an Executive Master of Business Administration degree from Fudan University. He is also a qualified professor-level senior engineer.

Biography of Mr. Tang Bing

Mr. Tang Bing, aged 49, male, is currently a Director, vice president of the Company, and party member of CEA Holding. Mr. Tang joined the civil aviation industry in 1993. He served as vice executive president (general manager in China Office) of 珠海摩天宇發動機維修 有限公司 (MTU Maintenance Zhuhai Co., Ltd.), office director of China Southern Airlines Holding Company and president of 重慶航空有限公司 (Chongqing Airlines Company Limited). From December 2007 to May 2009, he served as chief engineer and general manager of the Aircraft Engineering Department of China Southern Airlines Company Limited. From May 2009 to December 2009, he was appointed as president of the Beijing Branch of the Company and was the president of Shanghai Airlines from January 2010 to December 2011. He served as the chairman of Shanghai Airlines since January 2012 and a Vice President of the Company since February 2010, and was appointed a party member of CEA Holding in May 2011 and a Director of the Company in June 2012. Mr. Tang graduated from Nanjing University of Aeronautics and Astronautics majoring in electrical technology. He obtained a Master of Business Administration degree from the Administration Institute of Sun Yat- sen University, an Executive Master of Business Administration degree from the School of Economics and Management of Tsinghua University and a doctoral degree in national economics from the Graduate School of Chinese Academy of Social Sciences. He is also a qualified senior engineer.

Biography of Mr. Tian Liuwen

Mr. Tian Liuwen, aged 56, male, is currently a Director, vice president of the Company and a party member of CEA Holding. Mr. Tian served as manager of the Beijing Sales Department under the Marketing and Sales Division of China General Aviation Corporation. He was also the head of the general manager office and chairman of the labour union and deputy general manager of the Shanxi Branch of the Company. From June 2002 to January 2008, he was the vice president and subsequently president of the Hebei Branch of the Company. From April 2005 to January 2008, he was the president of the Beijing Base of the Company. He served as general manager of China Eastern Airlines Jiangsu Co., from January 2008 to December 2011. Since December 2011, he has been the vice president of the Company. From December 2011 to June 2013, he was the president of Shanghai Airlines Co., Ltd. Since June 2014, he has been a party member of CEA Holding. Since June 2015, he has been a Director of the Company. He obtained an Executive Master of Business Administration degree from Nanjing University and is qualified as senior economist.

Annex 2

Biography of Mr. Li Ruoshan

Mr. Li Ruoshan, aged 67, male, is currently an independent non-executive Director of the Company. Mr. Li was a deputy dean of the School of Economics and a deputy director of the Accounting Department of the School of Economics of Xiamen University; and a deputy dean of the School of Management, director of the Accounting Department, and director of the Finance Department of Fudan University. Mr. Li is currently a professor and PhD supervisor of the Accounting Department of the School of Management of Fudan University. He is also the deputy director of the Members’ Rights Protection Commission of the Chinese Institute of Certified Public Accountants, the vice president of the Shanghai Accounting Society and Shanghai Auditing Society, a member of the Consultant Professional Committee for Listed Companies of the Shanghai Stock Exchange and a consultant professional of the Committee for Accounting Standards of the Ministry of Finance. In 2010, Mr. Li was awarded the “The Best 10 Independent Directors in China” by the Shanghai Stock Exchange. Mr. Li graduated from Xiamen University, majoring in accounting and obtained the first doctoral degree in auditing in China. He further studied abroad in Belgium and the Massachusetts Institute of Technology in the United States.

Biography of Mr. Ma Weihua

Mr. Ma Weihua, aged 67, male, is currently an independent non-executive Director of the Company. Mr. Ma is currently a member of the Twelfth National Committee of the Chinese People’s Political Consultative Conference, the director-general of Council of National Fund for Technology Transfer and Commercialization, a member of the Standing Council of China Society for Finance and Banking. Mr. Ma is currently an independent director of China World Trade Center Co., Ltd. and Guotai Junan Securities Co., Ltd. and the Chairman of the Board of Supervisors of Taikang Life Insurance Co., Ltd. Mr. Ma served as an executive director, president and chief executive officer of China Merchants Bank Co., Ltd, the chairman of Wing Lung Bank Limited in Hong Kong, the chairman of CIGNA & CMC Life Insurance Company Limited and the chairman of China Merchants Fund Management Co., Ltd. Mr. Ma obtained a doctorate degree in economics and is an adjunct professor at several higher educational institutions including Peking University and Tsinghua University.

Biography of Mr. Shao Ruiqing

Mr. Shao Ruiqing, aged 58, male, currently serves as an independent non-executive Director of the Company. Mr. Shao currently serves as a professor in accounting and a mentor to doctoral students at the Shanghai Lixin University of Commerce. He served as the deputy dean and dean of the School of Economics and Management of Shanghai Maritime University, the deputy dean of Shanghai Lixin University of Commerce. and the independent Director of China Shipping Haisheng Co., Ltd., Shenzhen Guangju Energy Co., Ltd., Jianmin Pharmaceutical Groups Co., Ltd. and SAIC Motor Corp Ltd. Mr. Shao served as an independent non-executive director of China Eastern Airlines Corporation Limited from June 2010 to April 2014. Mr. Shao was awarded the special allowance by the State Council of the PRC in 1995. He is currently a consultative committee member of the Ministry of Transport, as an expert in finance and accounting. Mr. Shao graduated from Shanghai Maritime University, Shanghai University of Finance and Economics and Tongji University with a bachelor’s degree in economics, and master’s and doctoral degrees in management. Mr. Shao has spent two and a half years studying and being senior visiting scholar in the U.K. and Australia.

Biography of Mr. Cai Hong Ping

Mr. Cai Hong Ping, aged 61, male, with Chinese Hong Kong nationality, currently serves as the chairman of AGIC Industrial Promotion Capital 4.0. He worked for the Industrial and Transportation Management Committee of the Shanghai Government and Sinopec Shanghai Petrochemical Company Limited (“Sinopec Shanghai”) from 1987 to 1991. He participated in the entire listing process of Sinopec Shanghai in Hong Kong and the United States and is one of the founders of H shares in China. From 1992 to 1996, he acted as a member of the Overseas Listing Team for Chinese Enterprises under the Restructuring Committee of the State Council and the chairman of the Joint Committee of Board Secretaries for H Share Companies in China. He served as a joint director of the investment banking division of Peregrine Investments Holdings Limited in Asia from 1997 to 2006, chairman of investment banking division of UBS AG in Asia from 2006 to 2010, chairman of Deutsche Bank in the Asia Pacific region from 2010 to 2015 and independent director and chairman of the audit committee of Minmetals Development Co., Ltd. (“Minmetals Development”) (600058) from 29 April 2015 to 31 December 2015. Later, he resigned from Minmetals Development after being appointed as an external director of China Minmetals Corporation. Mr. Cai graduated from Shanghai Fudan University, majoring in mass communications.

Annex 3

Amendments to the Articles

The relevant term in the Articles before and after the amendment should read as follows:

The original Article 157(D) of the Articles:

Conditions and proportion of distribution of cash dividends by the Company:

Proposal and implementation of cash dividends distribution by the Company shall be subject to the following conditions:

(1)	The Company records a profit for the year, and the audit institution issues an unqualified audited report on the Company’s financial statements for that particular year;

(2)	The distributable profit (i.e. the after-tax profit of the Company after making up for losses, allocation to the statutory common reserve fund and discretionary common reserve fund) realized by the Company for the year is positive in value;

(3)	The Company has sufficient cash flow, and distribution of cash dividends will not affect the Company’s normal operation and sustainable development.

Provided that the Company is in good operating condition and has sufficient cash flow to meet the needs for its normal operation and sustainable development, the Company will proactively distribute cash dividends in return to its shareholders, and the accumulated profit distribution made in cash by the Company in the latest three years shall not be less than 30% of the average annual distributable profit in the latest three years. In the event that the said payout ratio of cash dividends cannot be met due to special reasons, the board of directors may adjust the payout ratio of dividends according to actual circumstances and state the reasons therefor.

The amended Article 157(D) of the Articles:

Conditions and proportion of distribution of cash dividends by the Company:

Proposal and implementation of cash dividends distribution by the Company shall be subject to the following conditions:

(1)	The Company records a profit for the year, and the audit institution issues an unqualified audited report on the Company’s financial statements for that particular year;

(2)	The distributable profit (i.e. the after-tax profit of the Company after making up for losses, allocation to the statutory common reserve fund and discretionary common reserve fund) realized by the Company for the year is positive in value;

(3)	The Company has sufficient cash flow, and distribution of cash dividends will not affect the Company’s normal operation and sustainable development.

Provided that the Company is in good operating condition and has sufficient cash flow to meet the needs for its normal operation and sustainable development, the Company will proactively distribute cash dividends in return to its shareholders, and the accumulated profit distribution made in cash by the Company in the latest three years shall not be less than 30% of the average annual distributable profit attributable to the owners of the parent company in the consolidated statements in the latest three years. In the event that the said payout ratio of cash dividends cannot be met due to special reasons, the board of directors may adjust the payout ratio of dividends according to actual circumstances and state the reasons therefor.

Annex 4

Biography of Mr. Xi Sheng

Mr. Xi Sheng, male, aged 53, is currently a Supervisor of the Company and chief auditor of CEA Holding. Mr. Xi served as the deputy head of the foreign affairs department II of the foreign funds utilization and application audit department and the head of the liaison and reception office of the foreign affairs department of the National Audit Office of the PRC and the deputy head of the PRC Audit Institute (中國審計事務所). He was also the head of the fixed assets investment audit department of the National Audit Office of the PRC, and the party secretary and a special commissioner of the Harbin office of the National Audit Office of the PRC. He served as the head of the personnel and education department of the National Audit Office of the PRC from January 2007 to September 2009. He was the head of the audit department of CEA Holding from September 2009 to November 2012. Mr. Xi has served as the chief auditor of CEA Holding since September 2009. Since June 2012, he has been a supervisor of the Company. Mr. Xi is also the council member of China Institute of Internal Audit, a member of International Institute of Internal Auditors, a committee member of international relations committee of the institute and committee of executive committee of 亞洲內審組織 (Asia Internal Audit Organisation). Mr. Xi graduated from Jiangxi University of Finance and Economics with undergraduate education background. He is a senior auditor, a Chinese Certified Public Accountant (CPA) and an International Certified Internal Auditor (CIA).

Biography of Mr. Ba Shengji

Mr. Ba Shengji, male, aged 58, is currently a Supervisor of the Company and the chairman of the labour union of CEA Holding. Mr. Ba joined the civil aviation industry in 1978. He served as the section manager and deputy head of the finance department. He was the chief officer of the auditing office of the Company from March 1997 to October 1997, chief officer of the auditing office of CEA Holding from October 1997 to July 2000, head of the audit department of CEA Holding from July 2000 to January 2003, chief officer of disciplinary committee office, head of supervision department and head of audit department of CEA Holding from January 2003 to May 2003. He served as the deputy head of party disciplinary inspection group, chief officer of disciplinary committee office, head of supervision department and head of the audit department of CEA Holding from May 2003 to November 2006. He was the secretary of the disciplinary committee of the Company from November 2006 to November 2009 and the secretary of the disciplinary committee and chairman of the labour union of the Company from November 2009 to November 2011. He served as the deputy secretary of the party committee and secretary of the disciplinary committee of the Company from November 2011 to August 2013. Since June 2013, he has been a Supervisor of the Company. He has served as the chairman of the labour union of CEA Holding since August 2013. Mr. Ba graduated from Shanghai Television University.

Biography of Mr. Jia Shaojun

Mr. Jia Shaojun, male, aged 48, is currently head of the financial department of CEA Holding. Mr. Jia was general manager of the financial department and secretary of party general branch of the financial department of the Company. He served as general manager of the finance and accounting department of the Company from December 2011 to November 2012 and head of the audit department of CEA Holding from November 2012 to May 2014. He has acted as head of the financial department of CEA Holding since May 2014. Mr. Jia graduated from Civil Aviation College of China and Fudan University School of Management, holding an executive MBA degree. He is qualified as a senior accountant.